May 9, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Youdao, Inc.

Form 20-F for the Year Ended December 31, 2020 Filed April 28, 2021

Correspondence submitted March, 29, 2022

File No. 001-39087

Attn: Division of Corporation Finance

Office of Trade & Services

VIA EDGAR

Dear Amy Geddes and Lyn Shenk:

This letter sets forth the responses of Youdao, Inc. (the “Company”) to the comments the Company received from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated April 26, 2022. The Company filed its annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”) on April 28, 2022, which contains revised disclosures made in response to the Staff’s comments. We have included herein the comments in bold, and the Company’s responses are set forth immediately below the comments.

Correspondence dated March 29, 2022

Item 3, Key Information, page 1

1. We note your response to comment 3. For each regulation you discuss here, revise to state affirmatively whether you believe you are in compliance with such regulation, notwithstanding the substantial uncertainties regarding the interpretation and application of such regulations.

Response

Please refer to the disclosure in the first paragraph on page 25, the first and second paragraphs on page 37, and the second paragraph on page 41 of the 2021 Annual Report in response to the Staff’s comment.

Also, in each place where you refer to delisting and prohibitions on over-the-counter trading as of 2024, please acknowledge the possibility that it could be as soon as 2023, if the Accelerating Holding Foreign Companies Accountable act is passed.

Response

Please refer to the disclosure in the second to last paragraph on page 49, the last paragraph on page 78, and the first paragraph on page 79 of the 2021 Annual Report in response to the Staff’s comment.

2. We note your response and proposed revisions to comment 5. Please ensure your revised disclosure discusses each of the 3 scenarios described: i) failure to receive or maintain permissions or approvals, ii) inadvertently conclude that permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response

Please refer to the disclosure in the last paragraph on page 2 of the 2021 Annual Report in response to the Staff’s comment.

Also ensure that your disclosure speaks to your ability to operate your business as well as your ability to offer securities to investors.

Response

Please refer to the disclosure in the last paragraph on page 2 and the first and second paragraphs on page 3 of the Company’s annual report on Form 20-F for the year ended December 31, 2021.

Also, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Response

Please refer to the disclosure in the last paragraph on page 2 and the first paragraph on page 3 of the 2021 Annual Report in response to the Staff’s comment.

Finally, your disclosure may not be limited as to materiality; please revise to remove such references.

Response

In response to the Staff’s comment, the Company has revised the relevant disclosure to remove the reference to materiality. Please refer to the disclosure in the last paragraph on page 2 and the first and second paragraphs on page 3 of the 2021 Annual Report.

3. Please further amend your proposed disclosure in response to prior comment 10 in our letter dated September 23, 2021 to state that, if true, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

Response

The Company respectfully advises the Staff that it primarily relies on dividend distributions to transfer cash from the PRC entities to those outside of the PRC in compliance with the relevant laws and regulations. For the details of the relevant restrictions, please refer to the disclosure in the last paragraph on page 68 of the 2021 Annual Report in response to the Staff’s comment.

4. Further, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Response

Please refer to the disclosure in the last paragraph on page 68 of the 2021 Annual Report in response to the Staff’s comment.

Item 3D. Risk Factors, page 1

5. We note your response to comment 7, however, you do not explicitly state whether you are subject to these regulations, such as by indicating whether or not you believe you are a “critical information infrastructure operator” or “platform operator,” the basis for such belief and, therefore, whether you are subject to a cybersecurity review. Please revise.

Response

The Company respectfully advises the Staff that as advised by its PRC legal counsel, the Company is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the NYSE under the currently effective PRC laws and the regulations, based on their consultation with competent government authorities. As a result, the Company believes that a technical, detailed analysis of whether the Company constitutes a “critical information infrastructure operator” or a “platform operator” does not provide any additional meaningful information to the investors given such terms are only applicable to determine whether a cybersecurity review by the CAC is required. For details, please refer to the disclosure in the third to last paragraph on page 66 of the 2021 Annual Report.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Staff has any questions with respect to the 2021 Annual Report, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc:	Li He

Davis Polk & Wardwell LLP